Exhibit 99.1

VANCOUVER, BRITISH COLUMBIA, Jan 19, 2010----GLG Life Tech Corporation (TSX:GLG)(NASDAQ:GLGL) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and industrial development of stevia extracts, announces the launch of Sweet Success(SM), a breakthrough new line extension of high-grade stevia extract-based sweeteners. In addition to GLG’s existing portfolio of premier Rebaudioside A products, which includes Rebpure(TM), Rebsweet(TM), and Anysweet(TM), the new Sweet Success(SM) series will provide an attractive option for food and beverage manufacturers seeking to use stevia sweetening systems to create solutions for their customers in a more cost effective manner. The launch will include a number of new products that are expected to be available by March of this year.

The Sweet Success(SM) line is the result of several years of research and development by GLG’s leading technical team. The series maintains the great taste, all natural and zero-calorie advantages of stevia high intensity sweeteners on the market today yet allows food and beverage manufacturers flexibility as it relates to a cost of goods input. The proprietary formulas provide stability and consistency, and fall under a total steviol glycosides reading of 97% or greater, making them already acceptable in global markets that follow the standards established by the Joint Expert Committee on Food Additives (JECFA). GLG is also seeking a GRAS no-objection letter from the FDA.

GLG Chairman and CEO Dr. Luke Zhang stated, “In the current beverage market environment which is demonstrating tremendous focus on new product development, GLG is committed to providing solutions to help speed the ability for stevia based products to reach shelves. Food and beverage companies know that they must offer consumers more options in terms of lower calories, all natural ingredients and healthier choices. Our Sweet Success(SM) line provides a stable, great tasting sweetening system with the advantages of earlier offerings, but at a price point that we believe will allow the F&B industry a wider scope in formulation.”

The new product line is expected to be available in the second quarter while customer sampling for trial testing will be available as early as March.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings including Rebpure(TM), Rebsweet(TM), and Anysweet(TM), make it the leading producer of high purity, great tasting stevia extracts.

Forward-looking statements: This press release contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

SOURCE: GLG Life Tech Corporation

GLG Life Tech Corporation

James Kempland

VP Marketing

+1 (305) 967-8626

+1 (604) 641-1214 (FAX)

info@glglifetech.com